801 Louisiana Street, Suite 700 Houston, Texas 77002 (713) 780-9494 Fax (713) 780-9254
February 8, 2011
Mr. Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E.
Washington, D.C. 20549

RE:	Goodrich Petroleum Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Comment Letter Dated February 2, 2011 File No. 001-12719
Dear Mr. Horowitz:
We are providing the following responses to the comment letter dated February 2, 2011 from the staff of the U.S. Securities and Exchange Commission (the “SEC” or the “Staff”) regarding our Annual Report on Form 10-K for the year ended December 31, 2009 (our “Form 10-K”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference. Unless otherwise indicated, all page numbers in our responses refer to our Form 10-K.
Based on our review of the Staff’s comment letter, and as further described herein, we believe that our Form 10-K is not materially inaccurate or misleading and, therefore, believe that amendment of our existing filing is not necessary. Instead, as indicated in our responses below, we respectfully propose to make appropriate clarifications or modifications to our disclosures in future filings.
Form 10-K for Fiscal Year Ended December 31, 2009
Business and Properties, page 3
Net Production, Unit Prices and Costs, page 10
1.	We have reviewed your response to prior comment one. We would expect the field level disclosures in your filing to be consistent with the fields as designated by state regulatory agencies. Therefore, we believe you should provide the proposed disclosures included in your response, which are based on fields designated by state regulators that contain greater than 15% of total proved reserves in future filings.

Response:
As indicated in our response letter dated January 25, 2011, we will disclose in our future filings, including our Annual Report on Form 10-K for the year ended December 31, 2010, sales volumes data for each of our historically designated fields that contain 15% or more of our total proved reserves at year-end.
We respectfully request an opportunity to discuss this response letter further with the staff if, following a review of this information, the staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 399-3196 or by facsimile at (832) 389-5344 or (832) 389 5396.

Very truly yours,
/s/ Jan L. Schott
Jan L. Schott
Senior Vice President & Chief Financial Officer